SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K

                    [X] ANNUAL REPORT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal year ended: December 31, 2002

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

                         Commission File Number: 1-12709
                                                 -------


              TOMPKINS TRUSTCO, INC. EMPLOYEE STOCK OWNERSHIP PLAN
              ----------------------------------------------------
                              (Full title of plan)

                             TOMPKINS TRUSTCO, INC.
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


                            P.O. Box 460, The Commons
                             Ithaca, New York 14851
                                 (607) 273-3210
                    ----------------------------------------
                    (Address of principal executive offices)

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

                              FINANCIAL STATEMENTS
                              --------------------

                                       AND
                                       ---

                             SUPPLEMENTAL SCHEDULES
                             ----------------------

                                      * * *

                           DECEMBER 31, 2002 and 2001
                           --------------------------

                                TABLE OF CONTENTS
                                -----------------

                                                                        Page No.
                                                                        --------

INDEPENDENT AUDITOR'S REPORT                                                1

FINANCIAL STATEMENTS

   Statement of Net Assets Available for Benefits as of December 31,
     2002                                                                   2

   Statement of Net Assets Available for Benefits as of December 31,
     2001                                                                   3

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 2002                                           4

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 2001                                           5

   Notes to Financial Statements                                            6

SUPPLEMENTAL SCHEDULES

   Schedule of Assets Held for Investment Purposes at End of Year as
     of December 31, 2002 (Schedule I)                                     11

   Schedule of Investment Assets That Were Both Acquired and Disposed
     of Within the Plan Year for the Year Ended December 31, 2002
       (Schedule II)                                                       12

   Schedule of Reportable Transactions for the Year Ended December 31,
     2002 (Schedule III)                                                   13

                          Independent Auditor's Report
                          ----------------------------

                                                                     May 2, 2003

To the Compensation and Personnel Committee and Board of Directors of Tompkins Trustco, Inc.
  Employee Stock Ownership Plan

         We have audited the accompanying statements of net assets available for benefits of the Tompkins Trustco, Inc. Employee Stock Ownership Plan ("the Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year as of December 31, 2002, Investment Assets That Were Both Acquired and Disposed of Within the Plan Year for the Year Ended December 31, 2002, and Reportable Transactions for the Year Ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            Dannible & McKee, LLP
                                            Syracuse, New York

                                 TOMPKINS TRUSTCO, INC.
                                 ----------------------

                              EMPLOYEE STOCK OWNERSHIP PLAN
                              -----------------------------

                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                     ----------------------------------------------

                                    DECEMBER 31, 2002
                                    -----------------


                  Assets                        Allocated     Unallocated       Total
                  ------                       ------------   ------------   ------------

Investments, at fair value (Notes 2 and 5):
   Money market funds                          $        734   $         40   $        774
   Corporate stock of Tompkins Trustco, Inc.     17,816,709        704,586     18,521,295
                                               ------------   ------------   ------------
       Total investments                         17,817,443        704,626     18,522,069
                                               ------------   ------------   ------------
Employer contributions receivable                    88,117             --         88,117
                                               ------------   ------------   ------------
       Net assets available for benefits       $ 17,905,560   $    704,626   $ 18,610,186
                                               ============   ============   ============


                 See accompanying notes to financial statements.

                                 TOMPKINS TRUSTCO, INC.
                                 ----------------------

                              EMPLOYEE STOCK OWNERSHIP PLAN
                              -----------------------------

                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                     ----------------------------------------------

                                    DECEMBER 31, 2001
                                    -----------------


                  Assets                        Allocated*    Unallocated       Total*
                  ------                       ------------   ------------   ------------

Investments, at fair value (Notes 2 and 5):
   Money market funds                          $        514   $         36   $        550
   Corporate stock of Tompkins Trustco, Inc.     17,046,398      1,298,505     18,344,903
                                               ------------   ------------   ------------
       Total investments                         17,046,912      1,298,541     18,345,453
                                               ------------   ------------   ------------
Receivables:
   Accrued interest and dividends                         5             --              5
                                               ------------   ------------   ------------
       Total receivables                                  5             --              5
                                               ------------   ------------   ------------
       Total assets                              17,046,917      1,298,541     18,345,458
                                               ------------   ------------   ------------

               Liabilities
               -----------

Term loan payable (Note 6)                               --        150,344        150,344
                                               ------------   ------------   ------------
       Total liabilities                                 --        150,344        150,344
                                               ------------   ------------   ------------
       Net assets available for benefits       $ 17,046,917   $  1,148,197   $ 18,195,114
                                               ============   ============   ============



* Restated - See Note 12.


                 See accompanying notes to financial statements.

                                    TOMPKINS TRUSTCO, INC.
                                    ----------------------

                                 EMPLOYEE STOCK OWNERSHIP PLAN
                                 -----------------------------

                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   ---------------------------------------------------------

                                 YEAR ENDED DECEMBER 31, 2002
                                 ----------------------------


                                                   Allocated      Unallocated        Total
                                                  ------------    ------------    ------------
Additions to net assets attributed to:-
  Investment income:
    Net appreciation (depreciation) in fair
      value of investments (Note 5)               $    362,024    $     (9,110)   $    352,914
    Dividends                                          488,264          23,096         511,360
    Gain on sale of investments                      1,396,388              --       1,396,388
                                                  ------------    ------------    ------------
      Total investment income                        2,246,676          13,986       2,260,662
                                                  ------------    ------------    ------------

  Contributions:
    Employer contributions                              88,117              --          88,117
    Employer contributions for loan principal               --         127,251         127,251
    Employer contributions for loan interest                --           4,277           4,277
                                                  ------------    ------------    ------------
      Total contributions                               88,117         131,528         219,645
                                                  ------------    ------------    ------------

Allocation of 16,284 shares of corporate
  stock of Tompkins Trustco, Inc.                      584,810              --         584,810
                                                  ------------    ------------    ------------
      Total additions                                2,919,603         145,514       3,065,117
                                                  ------------    ------------    ------------

Deductions from net assets attributed to:
  Transfer to other plan (Note 9)                      243,925              --         243,925
  Benefits paid to participants                      1,817,035              --       1,817,035
  Interest expense                                          --           4,275           4,275
  Allocation of 16,284 shares of corporate
    stock of Tompkins Trustco, Inc.                         --         584,810         584,810
                                                  ------------    ------------    ------------
      Total deductions                               2,060,960         589,085       2,650,045
                                                  ------------    ------------    ------------
      Net increase (decrease)                          858,643        (443,571)        415,072

Net assets available for benefits, beginning
  of year, as previously reported                   17,631,727       1,148,197      18,779,924

Restatement amount (Note 12)                          (584,810)             --        (584,810)
                                                  ------------    ------------    ------------

Net assets available for benefits, beginning of
  year, as restated                                 17,046,917       1,148,197      18,195,114
                                                  ------------    ------------    ------------

Net assets available for benefits, end of year    $ 17,905,560    $    704,626    $ 18,610,186
                                                  ============    ============    ============


                 See accompanying notes to financial statements.

                                  TOMPKINS TRUSTCO, INC.
                                  ----------------------

                               EMPLOYEE STOCK OWNERSHIP PLAN
                               -----------------------------

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 ---------------------------------------------------------

                               YEAR ENDED DECEMBER 31, 2001
                               ----------------------------


                                                  Allocated*    Unallocated       Total*
                                                 ------------   ------------   ------------
Additions to net assets attributed to:-
  Investment income:
    Net appreciation in fair value of
      investments (Note 5)                       $  4,358,221   $    395,197   $  4,753,418
    Dividends                                         394,730         35,639        430,369
    Gain on sale of investments                     1,037,690             --      1,037,690
                                                 ------------   ------------   ------------
      Total investment income                       5,790,641        430,836      6,221,477
                                                 ------------   ------------   ------------

  Contributions:
    Employer contributions for loan principal              --         48,666         48,666
    Employer contributions for loan interest               --         29,808         29,808
                                                 ------------   ------------   ------------
      Total contributions                                  --         78,474         78,474
                                                 ------------   ------------   ------------
  Transfers from other plans (Note 8)              12,911,570        668,695     13,580,265
                                                 ------------   ------------   ------------
      Total additions                              18,702,211      1,178,005     19,880,216
                                                 ------------   ------------   ------------

Deductions from net assets attributed to:
  Transfer to other plan (Note 9)                     260,464             --        260,464
  Benefits paid to participants                     1,394,830             --      1,394,830
  Interest expense                                         --         29,808         29,808
                                                 ------------   ------------   ------------
      Total deductions                              1,655,294         29,808      1,685,102
                                                 ------------   ------------   ------------
      Net increase                                 17,046,917      1,148,197     18,195,114

Net assets available for benefits, beginning
  of year                                                  --             --             --
                                                 ------------   ------------   ------------

Net assets available for benefits, end of year   $ 17,046,917   $  1,148,197   $ 18,195,114
                                                 ============   ============   ============



* Restated - See Note 12.


                 See accompanying notes to financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


Note 1 - Description of the Employee Stock Ownership Plan
---------------------------------------------------------

         The following description of the Tompkins Trustco, Inc. (the "Company") Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General - The Plan was adopted effective January 1, 2001. The Plan is an employee stock ownership plan covering eligible employees who have completed one (1) year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Compensation and Personnel Committee appointed by the Company's Board of Directors (the "Board"). The Trust Department of Tompkins Trustco, Inc. is the Plan's Trustee (the "Trustee"). All investments are non-participant directed.

         Effective December 31, 1999, the Company acquired Letchworth Independent Bancshares Corporation, holding corporation for the Bank of Castile. Letchworth Independent Bancshares Corporation operated a leveraged employee stock ownership plan known as Letchworth Independent Bancshares Corporation Employee Stock Ownership Plan. Effective January 1, 2001, Letchworth Independent Bancshares Corporation Employee Stock Ownership Plan merged with the Plan (see
Note 8).

         As described in Note 6, the Plan purchased voting common stock of the Company using the proceeds of a borrowing from the Company. The borrowing is collateralized by unallocated shares of stock and is to be repaid over a period of not more than ten (10) years by Company contributions to the Plan. As the Plan makes each payment of principal, an appropriate percentage of stock will be released and allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code (IRC). Shares vest fully upon allocation. Accordingly, the financial statements of the Plan for 2002 and 2001 present separately, the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock (allocated) and stock not yet allocated to employees (unallocated). Under the Plan agreement, the Trustee shall vote all common stock of the Company unless otherwise directed by agreement.

         Company contributions - The Company shall, for each Plan year, contribute to the Plan out of profits a discretionary amount, which shall not exceed 5% of participant compensation. This discretionary contribution is in addition to the required non-elective contribution (see Note 4).

         Participants' accounts - Each participant's account is credited with an allocation of the Company's discretionary and non-elective contributions and an allocation of Plan earnings. Allocations of Company contributions are based upon the participant's compensation and the allocations of Plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Forfeitures on non-vested account balances are allocated to participants' accounts as Company contributions.

         Eligibility - An employee shall become eligible for participation in the Plan on the first day of the month coinciding with completing one (1) year of employment and attaining the age of twenty-one (21). However, any employee of the Company or its affiliated entities on December 31, 2000, automatically became a participant of the Plan on January 1, 2001. Leased employees, employees covered under a collective bargaining agreement and "On-Call" employees are not eligible to participate.

         Vesting - Participants whose account balances transferred into the Plan on January 1, 2001, are fully vested. Employees who became eligible to participate in the Plan after January 1, 2001, will become vested in the Plan over a five (5) year period.

         Payments of benefits - Upon retirement or disability, a participant may elect to receive either a lump sum amount equal to the value of their account or payments on an instalment method. Distributions to participants upon termination of employment other than for retirement or disability may be made in a lump sum.

Note 2 - Summary of significant accounting policies
---------------------------------------------------

         Basis of presentation - The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those assets.

         Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

         Participant loans - The Plan may make loans to participants in an amount equal to the lesser of $50,000 or one-half of the value of the participant's vested account balance. Loans will be payable over a five (5) year period and bear interest at the prime rate.

         Risks and uncertainties - The Plan provides for various investment options in any combination of the Company's stocks and money market funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

         Investments - Investments are recorded at fair value. The investment in the Company's common stock is valued at December 31, 2002 and 2001, at the market value as listed on the American stock exchange for publicly traded securities. The value per share of common stock at December 31, 2002 and 2001, was $44.10 and $40.25, respectively.

         Economic dependency and concentration of risk - The Plan has approximately 99% and 98% of its assets invested in Tompkins Trustco, Inc. Common Stock as of December 31, 2002 and 2001, respectively. Accordingly, the Plan is dependent upon the financial condition of the Company.

Note 3 - Administration of Plan assets
--------------------------------------

         The Trustee of the Plan holds the Plan's assets, which consist principally of Tompkins Trustco, Inc. common shares. Dividends on the stock are paid in cash to the participants or reinvested to buy more shares of common stock for a participant account, or used to make loan payments.

         Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses, including maintaining participant accounts, legal and accounting costs are paid directly by the Company.

Note 4 - Employer non-elective contributions
--------------------------------------------

         In addition to the Company's discretionary contribution, the Company is obligated to make contributions in cash to the Plan which, when aggregated with the dividends and interest earnings of the Plan's unallocated fund, equal the amount necessary to enable the Plan to make payments of principal and interest due on its term loan.

Note 5 - Investments
--------------------

         The Plan's investments are held by the Company's administered trust fund. The fair values of investments are as follows:

                                                                      December 31,
                                                              ---------------------------

                                                                  2002           2001
                                                              ------------   ------------

         Tompkins Trustco, Inc. Common Stock - Allocated
          (404,007 in 2002 and 423,513 shares in 2001)        $ 17,816,709   $ 17,046,398
         Tompkins Trustco, Inc. Common Stock - Unallocated
          (15,977 shares in 2002 and 32,261 shares in 2001)        704,586      1,298,505
         Money market funds - Allocated                                734            514
         Money market funds - Unallocated                               40             36
                                                              ------------   ------------
               Total investments at fair value                $ 18,522,069   $ 18,345,453
                                                              ============   ============

         In March 2003 and 2002, the Plan allocated 15,977 and 22,091 shares, respectively, which had previously been released but not allocated.

         Investments that represent 5% or more of the Plan's net assets ($930,509 for 2002 and $909,756 for 2001) are separately identified above.

         The Plan's investments appreciated (depreciated) in fair value as follows:

                                                                Year ended December 31,
                                                              ---------------------------

                                                                  2002           2001
                                                              ------------   ------------

         Tompkins Trustco, Inc. Common Stock - Allocated      $    362,024   $  4,358,221
         Tompkins Trustco, Inc. Common Stock - Unallocated          (9,110)       395,197
                                                              ------------   ------------

               Net appreciation in fair value                 $    352,914   $  4,753,418
                                                              ============   ============

Note 6 - Term loan payable
--------------------------

         The Plan has a $486,661 term loan agreement with the Company, which is collateralized by unallocated shares of Company stock. The term loan agreement provides for the loan to be repaid over a period not to exceed ten (10) years, requiring a minimum annual payment of principal of $48,666 with interest payable annually at prime rate plus 1.0%, currently at 5.25%. The outstanding balance on the loan at December 31, 2001, was $150,344. During 2001, the Plan utilized certain plan assets to pay additional principal of approximately $106,000. During 2002, the note was repaid in full.

Note 7 - Termination of the Plan
--------------------------------

         The Company reserves the right to terminate the Plan at any time, subject to Plan provisions and provisions of ERISA. Upon Plan termination, all assets would be used to pay the administrative expenses, liquidation expenses and participant claims until all fund assets have been expended. The Company would not be entitled to receive any assets or other benefits upon termination of the Plan.

Note 8 - Plan mergers and transfers
-----------------------------------

         Effective January 1, 2001, The Tompkins Trustco, Inc. Investment and Stock Ownership Plan ("ISOP") spun off and transferred $9,563,019 of assets to the Plan for the purpose of providing a discretionary profit sharing contribution to employees which consists mainly of Company stock. Furthermore, the Plan merged with the Bank of Castile Employee Stock Ownership Plan and $4,017,246 of net assets were transferred into the Plan.

Note 9 - ESOP diversification and transfers
-------------------------------------------

         Under the Plan document, participants meeting certain age and service requirements may elect to diversify an eligible portion of Company stock held in their account within ninety (90) days after the close of each Plan year. The participants may make this election over a six (6) year period. In the first (5) five years a participant may diversify up to 25% of the number of shares allocated to their account. In the sixth year, the percentage changes to 50%. The funds elected to be diversified, are transferred to the ISOP and invested in funds as chosen by the participant. During 2002 and 2001, the Plan transferred $243,925 and $260,464 to the ISOP, respectively.

Note 10 - Plan amendments
-------------------------

         Effective May 1, 2001, the Plan was amended to allow all affiliated entities of the Company to participate in the Plan.

         Effective January 1, 2002, the Plan was amended as required by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) to include catch-up contributions for participants fifty (50) years of age and older and to increase annual compensation limit for contribution and benefit purposes.

Note 11 - Tax status
--------------------

         The Company has filed for a determination letter from the Internal Revenue Service to determine that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Company has not received its determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 12 - Correction of contribution amount
-------------------------------------------

         In 2001 employer contributions were accrued improperly. The 2001 financial statements have been restated for this item. The result of this correction was to reduce the net increase in net assets in 2001 by $584,810.

                             SUPPLEMENTAL SCHEDULES
                             ----------------------

                                                                                               SCHEDULE I
                                                                                               ----------

                                         TOMPKINS TRUSTCO, INC.
                                         ----------------------

                                      EMPLOYEE STOCK OWNERSHIP PLAN
                                      -----------------------------

                                             EIN #16-1601020
                                             ---------------

                                                PLAN #003
                                                ---------

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                     --------------------------------------------------------------
                       (Required Disclosure of Line 4i on Schedule H of Form 5500)
                       -----------------------------------------------------------

                                            DECEMBER 31, 2002
                                            -----------------

---------------------------------------------------------------------------------------------------------
                                                      (c)
                                           Description of investment
                     (b)                including maturity date, rate of                          (e)
        Identity of issue, borrower,      interest, collateral, par or           (d)            Current
 (a)      lessor or similar party                maturity value                  Cost            value
---------------------------------------------------------------------------------------------------------
        Federated Prime Obligations
         Fund                           Money Market Fund, 734 shares        $        734    $        734

        US Treasury                     Cash and cash equivalents                      40              40

  *     Tompkins Trustco, Inc.          Common Stock, 419,984 shares            6,289,728      18,521,295
                                                                             ------------    ------------
           Total investments                                                 $  6,290,502    $ 18,522,069
                                                                             ============    ============


---------------------------------------------------------------------------------------------------------

     * A party-in-interest as defined by ERISA.

                                                                                 SCHEDULE II
                                                                                 -----------

                                   TOMPKINS TRUSTCO, INC.
                                   ----------------------

                                EMPLOYEE STOCK OWNERSHIP PLAN
                                -----------------------------

                                       EIN #16-1601020
                                       ---------------

                                          PLAN #003
                                          ---------

                                SCHEDULE OF INVESTMENT ASSETS
                                -----------------------------

                THAT WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
                ------------------------------------------------------------
             (Required Disclosure of Line 4i on Schedule H of Form 5500, Part 2)
             -------------------------------------------------------------------

                            FOR THE YEAR ENDED DECEMBER 31, 2002
                            ------------------------------------

--------------------------------------------------------------------------------------------
                                             (b)
                                  Description of investment
            (a)                 including maturity date, rate         (c)           (d)
Identity of issue, borrower,   of interest, collateral, par or     Costs of     Proceeds of
  lessor, or similar party             maturity value            acquisitions   dispositions
--------------------------------------------------------------------------------------------

                                          - NONE -

                                                                                                                 SCHEDULE III
                                                                                                                 ------------

                                                   TOMPKINS TRUSTCO, INC.
                                                   ----------------------

                                                EMPLOYEE STOCK OWNERSHIP PLAN
                                                -----------------------------

                                                       EIN #16-1601020
                                                       ---------------

                                                          PLAN #003
                                                          ---------

                                             SCHEDULE OF REPORTABLE TRANSACTIONS
                                             -----------------------------------
                                  (Required Disclosure Of Schedule H, Line 4j On Form 5500)
                                  ---------------------------------------------------------

                                            FOR THE YEAR ENDED DECEMBER 31, 2002
                                            ------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
     (a)             (b)           (c)         (d)          (e)              (f)           (g)           (h)            (i)
                 Description
                   of asset
                   (include
                interest rate                                                                       Current value
 Identity of    and maturity                                               Expense                   of asset on
    party       in case of a     Purchase    Selling                    incurred with    Cost of     transaction     Net gain
  involved          loan)         price       price     Lease rental     transaction      asset          date         (loss)
-----------------------------------------------------------------------------------------------------------------------------

                                                          - NONE -

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


TOMPKINS TRUSTCO, INC. EMPLOYEE STOCK OWNERSHIP PLAN



                                       Administrator: TOMPKINS TRUST COMPANY


Date: July 14, 2003                    By: /s/ FRANCIS M. FETSKO
                                           ---------------------

                                       Francis M. Fetsko
                                       Executive Vice President
                                       Chief Financial Officer

                                  Exhibit Index
                                  -------------



Exhibit Number                     Description                              Page
--------------                     -----------                              ----


23.1                       Consent of Dannible & McKee